TATA

082-03733

[redacted]

07025917

26th July 2007
BP/AD-M1A/282

Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL



Dear Sirs,

**Audited Financial Results for the quarter ended 30th June 2007**

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Audited Financial Results of the Company for the quarter ended 30th June 2007, which were approved by the Board of Directors of the Company at its meeting held today. We also forward herewith a copy of the Press Release issued by the Company.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Vice-President & Company Secretary



Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 8/13

# TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2007

| | Particulars | Quarter ended | | Year ended |
|---|---|---|---|---|
| | | 30-Jun-07 | 30-Jun-06 | 31-Mar-07 |
| | | MUs | MUs | MUs |
| 1. | Generation | 3,860 | 3,824 | 14,269 |
| 2. | Sales | 4,056 | 3,807 | 14,422 |
| | | Rs. Crores | Rs. Crores | Rs. Crores |
| 3. | Revenue | 1,511.48 | 1,368.41 | 4,939.26 |
| | Less: Rebate to consumers | - | - | 223.94 |
| | Net Revenue | 1,511.48 | 1,368.41 | 4,715.32 |
| 4. | Expenditure | | | |
| | a) Staff Cost | 64.74 | 40.59 | 191.90 |
| | b) Cost of Power Purchased | 208.51 | 176.84 | 664.58 |
| | c) Cost of Fuel | 877.80 | 812.63 | 2,708.91 |
| | d) Cost of components, materials and services in respect of contracts | 14.94 | 15.93 | 81.91 |
| | e) Other expenditure | 93.07 | 64.32 | 344.58 |
| | f) Total expenditure (4a to 4e) | 1,259.06 | 1,110.31 | 3,991.88 |
| 5. | Other Income | 68.46 | 40.96 | 343.99 |
| 6. | Interest and Finance Charges | 59.43 | 39.36 | 191.59 |
| 7. | (Gain)/Loss on exchange (Net) | (37.87) | 13.07 | (2.09) |
| 8. | Depreciation | 71.44 | 76.02 | 291.92 |
| 9. | Profit before tax (3-4+5-6-7-8) | 227.88 | 170.61 | 586.01 |
| 10. | Provision for Taxation | | | |
| | Current Tax | 23.01 | 44.87 | (136.52) |
| | Deferred Tax | 13.71 | 3.01 | 21.85 |
| | Fringe Benefit Tax (Net) | 0.96 | 0.88 | 3.88 |
| 11. | Profit after tax (9-10) | 190.20 | 121.85 | 696.80 |
| 12. | Statutory Appropriations | - | | 22.83 |
| 13. | Net Profit after tax and Statutory Appropriations (11-12) | 190.20 | 121.85 | 673.97 |
| 14. | Paid-up Equity Share Capital (Face Value: Rupees Ten per share) | 197.92 | 197.92 | 197.92 |
| 15. | Reserves including Statutory Reserves | | | 5,259.42 |
| 16. | Basic Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees) | 9.60 | 6.15 | 34.02 |
| 17. | Diluted Earnings per Share on Net Profit after tax and Statutory Appropriations (not annualised) (In Rupees) | 9.04 | 5.81 | 32.09 |
| 18. | Aggregate of public shareholding | | | |
| | No. of shares # | 13,37,25,850 | 13,36,37,330 | 13,37,11,000 |
| | % of shareholding @ | 67.58 | 67.53 | 67.57 |
| | # Excludes no. of shares held by custodians of GDR | 3,40,310 | 3,78,830 | 3,55,160 |
| | @ Excludes % of shareholding held by custodians of GDR | 0.17 | 0.19 | 0.18 |
| 19. | Final Dividend (Proposed) | | | |
| | Rate per share (Face Value Rs. 10/-) (In Rupees) | 9.50 | - | 9.50 |
| | Amount (Rs. in crores) (Refer Note 11) | 9.40 | - | 188.22 |

1. The above results were reviewed by the Audit Committee and approved by the Board of Directors at their meeting held on 26th July, 2007.

2. Maharashtra Electricity Regulatory Commission (MERC) had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations/order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Company as deductible from Clear Profits are not deductible. As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs. 164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and the Order requires that the above deficit should be adjusted against the balance available in certain statutory reserves and consumer benefit account aggregating to Rs. 226 crores. The Order also provides that the balance of Rs. 61.55 crores available in the statutory reserves and consumer benefit account after the above adjustment be utilised towards Annual Revenue Requirement for 2006-07.

   The Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Company. The Company is of the view, supported by legal opinion, that aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with the Appellate Tribunal for Electricity (ATE) and pending final outcome, no adjustments have been made in the accounts for the period ended 30th June, 2007.

3. During the quarter ended 30th June, 2007, the Company has adopted Accounting Standard 15 (AS-15) (Revised 2005) on 'Employee Benefits', and has adjusted Rs.42.11 crores (net of tax Rs.19.59 crores) in respect of the opening liability as at 1st April, 2007 against the opening balance of General Reserves and the charge for the quarter ended 30th June, 2007 includes Rs.11.42 crores (30th June, 2006 - Rs. 1.52 crores). The Company had adopted AS – 15 (Revised 2005) during first three quarters of the year ended 31st March, 2007. However, consequent to deferment of AS - 15 (Revised 2005) the Company had, during the fourth quarter of the year ended 31st March, 2007, reversed the adjustment to General Reserve and charge for all employee benefits booked in accordance with the Revised AS – 15 in the first three quarters of the year ended 31st March, 2007.

4. Pursuant to the notification of Companies (Accounting Standards) Rules 2006, during the quarter ended 30th June, 2007, the Company has recognised exchange differences (gain of Rs.13.60 crores) on borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets in the Profit and Loss account [included under (Gain)/Loss on exchange (Net)] for the period, which hitherto were capitalised .

5. In respect of the Standby Charges dispute with Reliance Energy Ltd. (REL) for the periods from 1st April, 1999 to 31st March, 2004, the ATE has set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to REL as on 31st March, 2004, Rs. 354 crores (including interest of Rs. 15.14 crores) and pay interest at 10% p.a. thereafter. As at 30th June, 2007 the accumulated interest was Rs.120.36 crores (31st March, 2007 - Rs. 117.56 crores)(including interest of Rs.15.14 crores mentioned above) (Rs. 2.80 crores for the quarter ended 30th June, 2007). On appeal, the Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of Rs. 227 crores and also deposited Rs. 227 crores with the Registrar General of the Court, which has been withdrawn by REL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Advances".

   Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519 crores and interest payable. The aggregate of Standby Charges credited in previous years and interest of Rs. 31 crores payable to MSEB, net of tax is estimated at Rs. 494.12 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

   The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

6. In a matter pertaining to distribution rights, the ATE has passed an Order which is in appeal in the Hon'ble Supreme Court. The financial consequences of the ATE's Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and consequently, no provision is considered necessary.

7. The result for the three months ended 30th June, 2007 do not reflect the adjustments required to be made towards Statutory Appropriations for the year and the adjustment arising on review of annual performance as stipulated under the Tariff Regulations 2005, which will be made for the year as a whole. Accordingly, the results for the three months period are not representative of the annual performance.

8. Other Income for the quarter ended 30th June, 2007, includes Rs. 6.97 crores (30th June, 2006 - Rs. Nil) on account of Profit (net) on sale of Long Term Investments.

9. During the quarter ended 30th June, 2007, Tata Power (Cyprus) Ltd., Tata Power (Mauritius) Ltd., Tata Power International Holdings Ltd., Veltina Holdings Ltd. and Coastal Gujarat Power Ltd. have become wholly owned subsidiaries of the Company.

10. During the quarter ended 30th June, 2007, the Company has through its wholly owned subsidiaries, Tata Power (Mauritius) Limited and Tata Power (Cyprus) Limited, acquired 30% stake in four companies located in Indonesia and one company located in Cayman Island respectively for a consideration of USD 1.15 billion.

11. During the quarter ended 30th June, 2007, the Company, after obtaining the requisite approvals, made an offer to Tata Sons Ltd. (Promoters) towards issue of securities viz. 98,94,000 Equity Shares of Rs.10 each at a premium of Rs.577.08 per share and 1,03,89,000 Warrants on a preferential basis. Subsequent to 30th June, 2007, Tata Sons Ltd. has subscribed to the above securities and a sum of Rs.641.85 crores has been received by the Company. As approved by the Shareholders, the above equity shares issued rank pari passu in all respects including dividend with the existing Equity Shares of the Company. Accordingly, during the quarter ended 30th June, 2007, provision for proposed dividend amounting to Rs.9.40 crores for the year ended 31st March, 2007 and Dividend Tax thereon amounting to Rs.1.60 crores has been made in the books.

12. The number of investor complaints pending as on 1st April, 2007 were Nil, 2 complaints were received and disposed off during the quarter and no complaints remained unresolved as at the end of the quarter ended 30th June, 2007.

13. Previous period/year figures have been regrouped/reclassified wherever necessary.

For and on behalf of the Board of
**THE TATA POWER COMPANY LIMITED**

**RATAN N TATA**
**Chairman**

Date: 26th July, 2007.

TATA

**TATA** POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

## SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

Rs. Crores

| Particulars | Quarter ended | | Year ended |
|---|---|---|---|
| | 30-Jun-07 | 30-Jun-06 | 31-Mar-07 |
| Segment Revenue | | | |
| Power Business | 1,491.12 | 1;342.95 | 4,605.68 |
| Others | 20.49 | 25.48 | 110.90 |
| Total Segment Revenue | 1,511.61 | 1,368.43 | 4,716.58 |
| Less: Inter segment revenue | 0.13 | 0.02 | 1.26 |
| **Revenue** | **1,511.48** | **1,368.41** | **4,715.32** |
| Segment Results (Profit before tax and interest from each segment) | | | |
| Power Business | 200.23 | 188.35 | 477.29 |
| Others | (7.94) | (2.13) | (17.11) |
| Total Segment Results | 192.29 | 186.22 | 460.18 |
| Less: Interest Expense | 55.75 | 38.53 | 182.54 |
| Add: Unallocable Income net of Unallocable Expense | 91.34 | 22.92 | 308.37 |
| **Total Profit Before Tax** | **227.88** | **170.61** | **586.01** |
| Capital Employed | | | |
| Power Business | 4,811.33 | 3,993.19 | 4,680.81 |
| Others | 56.01 | 147.16 | 61.13 |
| **Total Capital Employed** | **4,867.34** | **4,140.35** | **4,741.94** |

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Project Consultancy etc.

TATA

immediate use **PRESS RELEASE**

# Tata Power's Q1 FY 08 Net Profit up 56% at Rs. 190.20 crore, Revenues Up 10% at Rs. 1511.48 crore

- **PBT up by 34% to Rs 227.88 crores**
- **Sales at 4056 MUs compared to 3,807 MUs in Q1 FY06-07**
- **Robust financial as well as operational performance in Mumbai License Area**
- **Completed acquisition of 30% stake in Coal Companies of Bumi Resources**
- **TALA Transmission Project inaugurated by Hon'ble Prime Minister**
- **250 MW Unit 8 at Trombay progressing well**

**Mumbai, 26th July 2007:** The Tata Power Company Ltd, India's largest private power company, today announced its financial results for the first quarter ended June 30th for FY 2007-08.

**HIGHLIGHTS-Q1 FY 08:**

- Tata Power reported PAT of Rs. 190.20 crores as compared to Rs. 121.85 crores over the corresponding quarter. Revenues rose by 10 % to Rs. 1511.48 crores as against Rs. 1,368.41 crores a year earlier.

- The Company reported EBIDTA of Rs. 320.88 crores as compared to Rs 299.06 crores in the same quarter last year. PBT rose to 227.88 crores as against Rs. 170.61 crore in the corresponding quarter last year.

- Sales volume rose by 7% at 4056 MUs against 3807 MUs.

- The Company had a foreign exchange gain of Rs. 37.87 crores arising out of exchange differences on borrowed funds and liabilities in foreign currencies due to a strong rupee.

- The Mumbai licensed area registered robust financial as well as operational performance during the quarter due to higher MUs sold and revised tariffs. The Revenues from license area were up by 14% to Rs. 1304.34 crores compared to Rs. 1139.65 crores in the corresponding period last year. The unit sales in licensed area increased by 9% to 3302 MUs in Q1 FY07-08 against 3,035 MUs in the corresponding period last year.

**GROWTH PLANS:**

**Completion of acquisition of 30% stake of Bumi Resources:**
During the quarter, the Company completed its acquisition of 30% equity stake in major Indonesian thermal coal companies owned by PT Bumi Resources Tbk ("Bumi"). A bridge loan facility was provided by a group of Banks led by Barclays Bank PLC for the amount of 950 mln USD. This bridge loan has a tenor of 1 year and is competitively priced for loans of such nature. The Company is now in discussions to refinance this bridge loan facility.

**TALA Transmission Project inaugurated by Hon'ble Prime Minister Dr. Manmohan Singh:**
The Tala Transmission Project, executed by the Powerlinks Transmission Limited (a 51%: 49% joint venture between Tata Power and PowerGrid Corporation of India Ltd.) representing India's first inter-state transmission project with public-private partnership was dedicated to the nation by Hon'ble Prime Minister **Dr. Manmohan Singh** this quarter. ***'One Nation one Grid'*** was made possible with the synchronization of Northern Grid with Western grid, Eastern grid and Northeastern grid. The project involved construction of the 400 kV / 1200 km transmission lines from the Tala Hydro Project (Bhutan) to Delhi region and provides power to the power deficit states in North India, while also facilitating the transmission of surplus power from the North-Eastern region.

TATA

immediate use **PRESS RELEASE**

**4000 MW, Mundra Ultra Mega Power Project:**
Tata Power is committed to accelerate the pace of the project by tying up schedules, which would advance the completion of the project ahead of the bid stipulation. The Company has already signed contract for complete Boiler Island scope on EPC basis with Doosan Heavy Industries & Construction Co. Ltd., Korea.

**250 MW Unit 8 at Trombay progressing well:**
The 250 MW Unit 8 expansion project at Trombay Thermal station has successfully completed the Boiler Drum Erection in June 2007 and this major milestone has been achieved ahead of schedule. The project is progressing well and aims to meet the future requirement of Mumbai License area.

**2400 MW Coastal Maharashtra Project:**
The Company is actively pursuing **setting up a 2400 MW mega power project in coastal Maharashtra**, based on imported coal to meet the requirements of Mumbai city and State of Maharashtra. The Company is in discussion with the Government of Maharashtra regarding land for the project.

**AWARDS:**
During the quarter, Tata Power won several awards as recognition for performance excellence:

- **NASSCOM Best IT User Award 2006** in the Energy and Utility sector for providing value added services to its consumers through Customer Portal System via Internet website.
- **Amity HR Excellence Award** for the year 2007 for effective people management practices and HR systems.
- **Dahanukar Award** by the Indian Association of Occupational Health for HIV/AIDS intervention at the workplace.

**Commenting on the Company's performance, Mr. Prasad R. Menon, Managing Director, Tata Power, said:** "The results during the quarter reflect our focus on robust financial performance through maximizing operational efficiencies both in the license area in Maharashtra and also our captive power plants in Eastern India. The Company is committed to take advantage of opportunities available in the sector to drive its future growth and to achieve a national footprint. Acquisition of stake in Bumi Resources shows our commitment in securing long term fuel requirements and thereby driving profitable growth."

**About Tata Power:**
**The Tata Power Company Limited is India's largest private sector power utility with an installed generation capacity of over 2300 MW. The company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all the segments of the power sector viz generation (thermal, hydro, solar and wind), transmission and distribution. The Company won the bid for the first 4000 MW Ultra Mega Power Project at Mundra (Gujarat) and has successful public-private partnerships in generation, transmission and distribution- North Delhi Power Limited with Delhi Vidyut Board for distribution in North Delhi, 'Powerlinks Transmission Ltd.' with Power Grid Corporation of India Ltd. for evacuation of Power from Tala hydro project in Bhutan to Delhi and 'Maithon Power Ltd.' with Damodar Valley Corporation for a 1000 MW Mega Power Project.**



*For further information please contact:*
**Shalini Singh**
Chief, Corporate Communications
The Tata Power Company Limited
Phone: 6665 8748; Email: shalinis@tpc.co.in

**AyeshaSilveria/ Soumyashree Saha**
Vaishnavi Corporate Communications
Phone: 66568755/ 87 Fax: 56568788
Email:ayeshas@vccpl.com/ ssaha@vccpl.com



END